Exhibit 99.1

argenx announces Annual General Meeting of Shareholders on May 6, 2026

March 20, 2026

Amsterdam, the Netherlands – argenx SE (Euronext & Nasdaq: ARGX), a global immunology company committed to improving the lives of people suffering from severe autoimmune diseases, today announced that the Annual General Meeting of shareholders will be held at 13:00 CET on Wednesday, May 6, 2026 at the Hilton Amsterdam Schiphol at Schiphol Boulevard 701, 1118 BN Schiphol, the Netherlands.

The shareholders and all other persons with meeting rights are invited to attend the Annual General Meeting of shareholders. The formal notice of convocation (including information on attending the meeting in person or by proxy, requirements for notification and registration for the meeting and regarding the e-voting system) is available on the argenx website www.argenx.com and on www.abnamro.com/evoting.

Agenda

In addition to recurrent items on the agenda, such as the discussion and adoption of the 2025 annual accounts, an advisory vote on the company’s 2025 remuneration report, the discharge of the directors for their duties performed in 2025 and the authorization of the Board of Directors to issue shares and to limit or exclude pre-emptive rights in relation thereto, the following changes to the Board of Directors are also proposed:

-	Appointment of Karen Massey as executive director to the Board for a term of 4 years
-	Appointment of Tim Van Hauwermeiren as non-executive director to the Board for a term of 4 years
-	Re-appointment of Ana Céspedes as non-executive director to the Board of Directors for a term of 4 years
-	Re-appointment of Camilla Sylvest as non-executive director to the Board of Directors for a term of 4 years
-	Re-appointment of Pamela Klein as a non-executive director to the Board of Directors for a term of 2 years

Jim Daly to retire as non-executive director and Chair of the Commercialization Committee, effective May 6, 2026

Mr. Daly has served as a non-executive director since May 2018. The Board of Directors is currently examining the options for succession of Jim Daly as Chair of the Commercialization Committee.

“I would like to express my deep gratitude to Jim for his significant contributions during his tenure with argenx. His contributions as Chair of the Commercialization Committee have been instrumental in architecting our commercial operations and guiding us through multiple product launches, while supporting our entrepreneurial spirit and commitment to innovation.” commented Mr. Peter Verhaeghe.

The agenda for the meeting as well as all ancillary documents relevant for the meeting are available via the argenx website and are also available for inspection at the argenx offices. A free copy thereof may also be obtained by e-mailing legal@argenx.com. argenx would like to encourage shareholders to use the voting by (electronic) proxy option as referred to in the convocation.

About argenx

argenx is a global immunology company committed to improving the lives of people suffering from severe autoimmune diseases. Partnering with leading academic researchers through its Immunology Innovation Program (IIP), argenx aims to translate immunology breakthroughs into a world-class portfolio of novel antibody-based medicines. argenx developed and is commercializing the first approved neonatal Fc receptor (FcRn) blocker and is evaluating its broad potential in multiple serious autoimmune diseases while advancing several earlier stage experimental medicines within its therapeutic franchises. For more information, visit www.argenx.com and follow us on LinkedIn, Instagram, Facebook, and YouTube.

For further information, please contact:

Media:

Ben Petok

bpetok@argenx.com

Investors:

Alexandra Roy
aroy@argenx.com